Exhibit 99.1

Section 13(r) Disclosure

SunGard Capital Corp., SunGard Capital Corp. II, and SunGard Data Systems Inc. (collectively, “SunGard”), an affiliate of The Blackstone Group L.P., included the disclosure reproduced below in its annual report on Form 10-K as filed with the SEC on March 20, 2013 as required by Section 13(r) of the Exchange Act (the “SunGard Disclosure”). We have no involvement in or control over the activities of SunGard, any of its predecessor companies or any of its subsidiaries, and we have not independently verified or participated in the preparation of the SunGard Disclosure.

“Pursuant to Section 13(r)(1)(D)(i) of the Exchange Act, we note that during 2012 a U.K. subsidiary of ours provided certain limited disaster recovery services and hosted co-location of some hardware at our premises in London for Bank Saderat PLC, a bank incorporated and based in the UK. Bank Saderat PLC is identified on the U.S. Treasury Department’s List of Specially Designated Nationals and Blocked Persons pursuant to Executive Order No. 13224. The intent of the services was to facilitate the ability of the UK-based employees of Bank Saderat PLC to continue local operations in the event of a disaster or other unplanned event in the UK, including use of shared work space and recovery of the Bank’s local UK data. The gross revenue and net profits attributable to these activities in 2012 was £16,300 and approximately £5,700, respectively. During 2012, no disaster or unplanned event occurred causing Bank Saderat PLC to make use of our recovery facilities in London, but Bank Saderat PLC did perform annual testing on-site. Our subsidiary has terminated this contract in the first quarter of 2013, and we do not otherwise intend to enter into any Iran-related activity.”